

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Sally Outlaw
Chief Executive Officer
Worthy Property Bonds, Inc.
One Boca Commerce Center
551 NW 77 Street, Suite 212
Boca Raton, FL 33487

> **Re: Worthy Property Bonds, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 21, 2021**
> **File No. 024-11563**

Dear Ms. Outlaw:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.   We note your disclosure on page 18 that you intend to use up to 5% of the offering proceeds for working capital and for general corporate purposes, including the reimbursement amounts due under the Management Services Agreement with Worthy Management and the disclosure in footnote 2 on page 19 that 90% of such amount shall be allocated to working capital, which includes the accrual amounts for the reimbursements due under the Management Services Agreement. While we note that section 1(b) of the Management Services Agreement states that you will pay Worthy Management a monthly management service fee equal to Worthy Management's costs in providing staff and office expenses, you also state on page 18 that you reserve the right to change the

estimated use of proceeds from the offering. Please revise your disclosure to clarify, if accurate, that you will not directly (or indirectly through an affiliate) transfer any of the offering proceeds to any affiliates, including Worthy Financial and its other subsidiaries, other than to Worthy Management pursuant to the terms of the Management Services Agreement. Please also disclose whether there is a maximum percentage and/or amount of offering proceeds beyond which you would not transfer any additional funds to Worthy Management, and if so, please disclose such percentage and/or amount.

2. Please provide a legal analysis of whether your proposed offering would represent a violation of Section 48(a) of the 1940 Act by Worthy Financial Inc. and/or Worthy Management.

You may contact Michael Henderson at (202) 551-3364 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Craig D. Linder, Esq.